SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM	1 YPF S.A.’s 2023 and fourth quarter 2023 consolidated results.

YPF FY2023 & March 7, 2024 8:30 am ET / 10:30 am BAT Follow the presentation via website: Click Here YPF S.A. Consolidated Results Investor relations contact https://investors.ypf.com/ margarita chun - ir manager inversoresypf@ypf.com margarita.chun@ypf.com

Buenos Aires, March 6, 2024 – YPF (BYMA: YPFD | NYSE: YPF1), announces the full year and 4Q23 results. As from 4Q22, the financial information is recorded in US$, corresponding to the functional currency of YPF. The information is based on the financial statements prepared according to IFRS in force in Argentina. The sum of the parts of certain figures is subject to rounding.

KPI	4Q23	3Q23	Q/Q Δ	4Q22	Y/Y Δ	2023	2022	Δ
Financial
Revenues	4,194	4,504	-7%	4,645	-10%	17,311	18,757	-8%
Adjusted EBITDA	1,082	926	17%	933	16%	4,058	4,947	-18%
Net Result	(1,861)	(137)	1258%	464	N/A	(1,277)	2,234	N/A
CAPEX	1,466	1,546	-5%	1,421	3%	5,684	4,192	36%
FCF	(60)	(379)	-84%	(188)	-68%	(740)	755	N/A
Net Debt	6,803	6,675	2%	5,996	13%	6,803	5,996	13%
Net Leverage Ratio (x)	1.7	1.7	-2%	1.2	38%	1.7	1.2	38%
Upstream
Hydrocarbon Production (Kboe/d)	510.7	519.7	-2%	499.2	2%	513.6	503.3	2%
Crude Oil (Kbbl/d)	255.1	236.9	8%	231.8	10%	242.9	226.0	7%
Natural Gas (Mm3/d)	34.4	37.5	-8%	35.7	-4%	36.2	37.5	-3%
NGL (Kbbl/d)	39.6	46.6	-15%	42.6	-7%	42.9	41.6	3%
Crude Oil Price (US$/bbl)	59.3	60.7	-2%	66.7	-11%	62.5	64.6	-3%
Natural Gas Price (US$/MBTU)	2.9	4.3	-31%	3.0	-3%	3.6	3.6	-1%
Medanito Oil Exports (Kbbl/d)	18.8	18.6	1%	—	N/A	10.9	—	N/A
Total Lifting Cost (US$/boe)	15.3	15.6	-2%	14.5	5%	15.4	13.3	16%
Core-Hub Lifting Cost (US$/boe)	4.0	4.2	-6%	3.7	7%	4.1	3.6	13%
Downstream
Crude Processed (Kbbl/d)	289.8	276.1	5%	293.4	-1%	294.4	285.5	3%
Refineries’ Utilization Rate (%)	88%	84%	5%	89%	-1%	90%	87%	3%
Local Fuels Volume Sold (Km3)	4,108	3,929	5%	3,848	7%	15,570	15,064	3%
Local Fuels Price (US$/m3)	679	640	6%	739	-8%	678	720	-6%
Imported Fuels (Km3)	744	273	173%	325	129%	1,686	1,561	8%
R&M Adj. EBITDA (US$/bbl)	16.8	3.3	406%	12.5	35%	11.0	14.6	-25%

In US$ million, unless noted otherwise. EBITDA = Operating income + Depreciation of PP&E + Depreciation of the right of use assets + Amortization of intangible assets + Unproductive exploratory drillings + (Reversal) / Deterioration of PP&E. Adjusted EBITDA = EBITDA that excludes IFRS 16 effects +/- one-off items. Net Leverage Ratio = Net Debt / LTM Adj. EBITDA. FCF = Cash flow from Operations less CAPEX (Investing activities), M&A (Investing activities), and interest and leasing payments (Financing activities). Fuels = diesel + gasoline + jet fuel. R&M is refining and marketing business, it excludes petrochemicals and agro businesses.

1. MAIN HIGHLIGHTS

Adjusted EBITDA amounted to US$4,058 million (-18% vs. 2022), on the back of lower domestic fuel prices in dollar terms, a downward trend in the prices of other refined products and higher OPEX, partially offset by the expansion in total production and processing levels and new FX regime for exporters. 4Q23 contributed with an Adj. EBITDA of US$1,082 million (+17% q/q), primarily on the back of said exports’ FX regime and higher local fuels prices in dollars terms, partially compensated by seasonal lower natural gas sales.

Total hydrocarbon production averaged 514 Kboe/d in 2023 (+2% vs. 2022) and 511 Kboe/d in 4Q23 (-2% q/q but +2% y/y), mainly boosted by the expansion in crude oil production, while natural gas production declined by 3% in 2023 driven by lower demand. 46% of 2023 total production was shale. Shale oil production continued delivering an impressive growth rate of 27% in 2023, reaching 109 Kbbl/d in 4Q23 (+28% y/y), while Medanito oil exports to Chile stabilized in 19 Kbbl/d.

Total P1 reserves reached 1.1 billion BOE by Dec-2023 (-10% vs. 2022), largely driven by the drop of 26% in conventional reserves, whereas shale reserves, 71% of the total, remained stable. The general reserve replacement ratio (RRR) stood at 0.4x, while shale RRR was 1.0x.

Domestic fuel’s demand reached historical records during 2023, standing 3% above 2022 levels, supplied by 3% higher processing levels at our refineries and higher fuels imports, which jumped 8% against 2022, representing 11% of total local fuels sales.

CAPEX totaled US$5,684 million in 2023 (+36% y/y), exceeding the initial target of the year as a result of higher costs in dollar terms, achieving the activity originally planned.

Free cash flow totaled a negative US$740 million in 2023 and slightly negative at US$60 million in 4Q23, the latter backed on the sequential EBITDA expansion and positive working capital variations, partly offset by the deployment of the CAPEX Plan, taking our net debt to US$6.8 billion and net leverage ratio to 1.7x.

[1]	1 ADR = 1 share. Total issued capital stock amounted to 393,312,793 shares as of Dec-2023 (51% Argentina Government; 35% NYSE and 14% ByMA).

2. ANALYSIS OF CONSOLIDATED RESULTS

Consolidated Revenues Breakdown Unaudited Figures, in US$ million	4Q22	3Q23	4Q23	Y/Y Δ	Q/Q Δ	2022	2023	Y/Y Δ
Diesel	1,774	1,563	1,672	-5.8%	7.0%	6,780	6,493	-4.2%
Gasoline	885	824	943	6.6%	14.4%	3,460	3,493	1.0%
Natural gas as producers (third parties)	283	464	279	-1.1%	-39.8%	1,477	1,399	-5.2%
Other	1,167	1,174	738	-36.7%	-37.1%	4,703	4,013	-14.7%

Total Domestic Market	4,108	4,025	3,632	-11.6%	-9.8%	16,420	15,399	-6.2%

Jet fuel	160	127	152	-5.4%	19.5%	510	547	7.3%
Grain and flours	52	26	0	N/A	N/A	684	77	-88.7%
Crude oil	21	152	151	638.4%	-0.5%	26	362	1309.3%
Petchem & Other	304	173	258	-15.0%	49.1%	1,118	927	-17.1%

Total Export Market	537	479	562	4.5%	17.4%	2,337	1,912	-18.2%

Total Revenues	4,645	4,504	4,194	-9.7%	-6.9%	18,757	17,311	-7.7%

Net Revenues totaled US$17.3 billion in 2023, decreasing 8% y/y mainly driven by lower prices of fuels, other refined and petrochemical products, and fertilizers, as well as the impact of a severe drought in the first half of the year that particularly affected exports of grain and flours, partially offset by the resumption of Medanito crude oil exports to Chile and increased local demand of fuels, particularly gasoline.

Revenues in 4Q contracted 7% sequentially mainly due to lower seasonal natural gas sales and the impact of the mid-December discrete devaluation on subsidiaries with Argentine Peso as the functional currency2, partially offset by higher local fuels prices in dollar terms and a record high gasoline demand.

Unaudited Figures, in US$ million	4Q22	3Q23	4Q23	Y/Y Δ	Q/Q Δ	2022	2023	Y/Y Δ
Lifting cost	(668)	(746)	(719)	7.6%	-3.7%	(2,442)	(2,882)	18.0%
Other Upstream	(148)	(112)	(144)	-2.3%	28.9%	(461)	(496)	7.5%
Refining & Logictic cost	(397)	(406)	(409)	3.0%	0.8%	(1,408)	(1,597)	13.4%
Other Downstream	(164)	(166)	(185)	12.9%	11.4%	(585)	(652)	11.5%
G&P, Corp. & Other	(154)	(156)	(10)	-93.5%	-93.6%	(472)	(420)	-11.1%

Total OPEX	(1,530)	(1,586)	(1,467)	-4.1%	-7.5%	(5,369)	(6,047)	12.6%

Depreciation & Amortization	(744)	(864)	(780)	4.8%	-9.7%	(2,808)	(3,273)	16.6%
Royalties	(250)	(248)	(227)	-9.2%	-8.4%	(969)	(958)	-1.1%
Other costs	(265)	(281)	(205)	-22.6%	-27.1%	(1,176)	(995)	-15.4%

Total Other Costs	(1,259)	(1,393)	(1,212)	-3.7%	-13.0%	(4,953)	(5,226)	5.5%

Fuels imports	(307)	(214)	(588)	91.5%	174.1%	(1,477)	(1,303)	-11.8%
Crude oil purchases to third parties	(336)	(308)	(308)	-8.2%	0.1%	(1,263)	(1,326)	5.0%
Biofuel purchases	(269)	(198)	(153)	-43.3%	-22.8%	(987)	(810)	-17.9%
Agro products purchases	(142)	(194)	(73)	-48.8%	-62.5%	(1,222)	(634)	-48.1%
Other purchases	(272)	(361)	(112)	-58.6%	-68.9%	(1,263)	(1,033)	-18.2%
Stock variations	(259)	(127)	(68)	-73.7%	-46.5%	232	(44)	N/A

Total Purchases & Stock Variations	(1,585)	(1,403)	(1,302)	-17.9%	-7.2%	(5,980)	(5,150)	-13.9%

Other operating results, net	196	(3)	152	-22.4%	N/A	150	152	1.3%
Impairment of assets	(25)	(506)	(1,782)	7028.0%	252.2%	(123)	(2,288)	1760.2%

Operating Costs + Purchases + Impairment of Assets	(4,203)	(4,891)	(5,611)	33.5%	14.7%	(16,275)	(18,559)	14.0%

Stock variations include price effects by (US$20) million in 4Q22, US$32 million for 3Q23, (US$29) million for 4Q23, US$245 million for 2022 and (US$62) million for 2023.

OPEX totaled US$6.0 billion in 2023 (+13% y/y), mainly explained by a negative evolution of macroeconomic variables along the year, such as inflation, wages, and currency devaluation, coupled with an overall activity increase across all businesses, on the back of higher O&G production, fuels demand and processing levels. It is noteworthy that in 4Q23, OPEX dropped 8% q/q, primarily due to the impact of the mid-December discrete devaluation on subsidiaries with Argentine Peso as the functional currency.

Total Purchases and Stock Variations amounted to US$5.2 billion (-14% y/y) mainly due to lower agro purchases (grain and flours, as well as fertilizers) aligned with the lower demand previously described, reduced availability of biodiesel and the impact of downward trend in international prices on imported fuels. This was partly offset by higher crude oil purchases, in line with better processing levels and a negative stock variation as a result of lower replacement cost of our inventories.

[2]

The financial information of our subsidiaries, having the Argentine Peso as functional currency, is adjusted for inflation, corresponding to a hyperinflationary economy in accordance with IAS guidelines, and consolidated using the exchange rate for the end of the period.

A non-recurring impairment charge of US$2,288 million was recorded by the company in 2023, mainly led an impairment of Property, Plant and Equipment charge accounted in 4Q23 of US$ 1,782 million. This charge is a result of the revision of recoverable value of conventional mature fields on the back of a new disposal strategy approved by the Board of Directors on February 29, 2024, which requires a future reclassification to “held for sale assets”, according to the applicable regulation (IFRS).

Consolidated Net Income Breakdown Unaudited Figures, in US$ million	4Q22	3Q23	4Q23	Y/Y Δ	Q/Q Δ	2022	2023	Y/Y Δ
Operating income / (loss)	442	(387)	(1,417)	N/A	266.1%	2,482	(1,248)	N/A

Income from equity interests in associates and joint ventures	58	44	(133)	N/A	N/A	446	94	-78.9%
Financial results, net	120	206	549	357.5%	166.5%	128	897	600.8%

Net result before tax	620	(137)	(1,001)	N/A	630.7%	3,056	(257)	N/A

Income tax	(156)	—	(860)	451.3%	N/A	(822)	(1,020)	24.1%

Net result	464	(137)	(1,861)	N/A	1258.4%	2,234	(1,277)	N/A

Net Income before impairment of assets	480	192	(703)	N/A	N/A	2,314	210	-90.9%

Net financial results represented a US$897 million gain in 2023, compared to a US$128 million gain in 2022, mainly explained by the impact of the devaluation on the Argentine peso net monetary-liability position, partially offset by higher debt interests.

The income tax charge amounted to US$1,020 million in 2023 (+24% y/y), mainly as a result of the local currency devaluation outpacing inflation in cumulative terms for the year, resulting in an increase in deferred tax liabilities.

Thus, net result reached a negative mark of US$1,277 million, compared to a gain of US$2,234 million in 2022.

3. ADJ. EBITDA & CAPEX

3.1 ADJ. EBITDA RECONCILIATION

Reconciliation of Adjusted EBITDA Unaudited Figures, in US$ million	4Q22	3Q23	4Q23	Y/Y Δ	Q/Q Δ	2022	2023	Y/Y Δ
Net result	464	(137)	(1,861)	N/A	1258.4%	2,234	(1,277)	N/A
Financial results, net	(120)	(206)	(549)	357.5%	166.5%	(128)	(897)	600.8%
Income from equity interests in associates and joint ventures	(58)	(44)	133	N/A	N/A	(446)	(94)	-78.9%
Income tax	156	—	860	451.3%	N/A	822	1,020	24.1%
Unproductive exploratory drillings	12	9	6	-50.0%	-33.3%	26	21	-19.2%
Depreciation & amortization	744	864	780	4.8%	-9.7%	2,808	3,273	16.6%
Impairment of assets	25	506	1,782	7028.0%	252.2%	123	2,288	1760.2%

EBITDA	1,223	992	1,151	-5.9%	16.0%	5,439	4,334	-20.3%

Leasing	(72)	(66)	(69)	-3.4%	5.6%	(274)	(276)	0.9%
Other adjustments	(218)	—	—	N/A	N/A	(218)	—	N/A

Adjusted EBITDA	933	926	1,082	15.9%	16.8%	4,947	4,058	-18.0%

3.2 ADJ. EBITDA & CAPEX BY SEGMENT

By Segment	4Q23	3Q23	4Q22	2023	2022
Adj. EBITDA
Upstream	658	735	658	2,807	3,076
Downstream	575	109	325	1,367	2,012
Gas & Power	(38)	44	11	43	145
Corp	(13)	(79)	(84)	(214)	(244)
Eliminations	(100)	118	24	55	(41)

Total Adj. EBITDA	1,082	926	933	4,058	4,947

CAPEX
Upstream	1,084	1,150	1,007	4,266	3,150
Downstream	324	321	347	1,140	837
Gas & Power	41	40	34	178	78
Corp	17	35	34	100	127
Eliminations	—	—	—	—	—

Total CAPEX	1,466	1,546	1,421	5,684	4,192

Note: Downstream Adjusted EBITDA includes inventories price effect of oil products for (-US$73) million in 4Q22, US$(-71) million for 3Q23, US$37 million for 4Q23, US$247 million for 2022 and (-US$164) million for 2023.

3.3 ADJ. EBITDA Q/Q & Y/Y EVOLUTION

4. ANALYSIS OF RESULTS BY SEGMENT

4.1 UPSTREAM

Upstream Financials Unaudited Figures, in US$ million	4Q22	3Q23	4Q23	Y/Y Δ	Q/Q Δ	2022	2023	Y/Y Δ
Crude oil	1,391	1,299	1,332	-4.2%	2.5%	5,243	5,399	3.0%
Natural gas	359	550	353	-1.6%	-35.7%	1,797	1,734	-3.5%
Other	63	71	53	-16.4%	-26.0%	268	249	-7.2%

Revenues	1,813	1,920	1,738	-4.1%	-9.5%	7,308	7,382	1.0%

Depreciation & amortization	(558)	(693)	(620)	11.0%	-10.5%	(2,087)	(2,583)	23.7%
Lifting cost	(668)	(746)	(719)	7.6%	-3.7%	(2,442)	(2,882)	18.0%
Royalties	(247)	(245)	(224)	-9.1%	-8.7%	(956)	(946)	-1.1%
Exploration expenses	(23)	(16)	(19)	-17.4%	18.8%	(65)	(61)	-6.2%
Other	117	(149)	(84)	N/A	-43.8%	(324)	(549)	69.7%

Operating income before impairment of assets	434	70	72	-83.4%	2.9%	1,433	361	-74.8%

Impairment of assets	(25)	(506)	(1,782)	7028.0%	252.2%	(123)	(2,288)	1760.2%

Operating income / (loss)	409	(436)	(1,710)	N/A	292.2%	1,310	(1,927)	N/A

Depreciation & amortization	558	693	620	11.0%	-10.5%	2,087	2,583	23.7%
Unproductive exploratory drillings	12	9	6	-50.0%	-33.3%	26	21	-19.2%
Impairment of assets	25	506	1,782	7028.0%	252.2%	123	2,288	1760.2%

EBITDA	1,004	772	698	-30.5%	-9.6%	3,546	2,965	-16.4%

Leasing	(49)	(37)	(40)	-18.3%	6.9%	(173)	(158)	-8.8%
Other adjustments	(298)	—	—	N/A	N/A	(298)	—	N/A

Adjusted EBITDA	658	735	658	0.1%	-10.4%	3,076	2,807	-8.7%

CAPEX	1,007	1,150	1,084	7.7%	-5.8%	3,150	4,266	35.4%

Unit Cash Costs Unaudited Figures, in US$/boe	4Q22	3Q23	4Q23	Y/Y Δ	Q/Q Δ	2022	2023	Y/Y Δ
Lifting Cost	14.5	15.6	15.3	5.2%	-2.0%	13.3	15.4	15.6%
Royalties and other taxes	6.7	6.5	6.0	-10.6%	-7.7%	6.6	6.4	-2.4%
Other Costs	3.5	2.6	3.3	-5.4%	28.0%	2.8	2.9	4.4%

Total Cash Costs (US$/boe)	24.8	24.7	24.6	-0.6%	-0.4%	22.6	24.6	9.0%

Revenues totaled US$7.4 billion in 2023 (similar to 2022), mainly driven by higher crude oil volume sold (+6%), mostly offset by reduced crude oil price (-3%), which was particularly affected by the agreement between local refineries, upstream companies and the Secretary of Energy during the 2nd half of the year, and to a lesser extent, the decline in natural gas demand (-3%).

Lifting cost reached US$15.4/BOE in 2023 (+16% y/y), primarily due to cost pressures in local currency, as the inflation surpassed the FX devaluation, as well as higher unconventional activities and maintenance costs, partly offset by the expanded crude oil production. Our conventional blocks averaged US$25.0/BOE (+20% y/y), while unconventional lifting cost was US$5.3/BOE (+33% y/y). Zooming in, lifting cost of our shale core hub blocks, on a gross basis, stood at US$4.1/BOE (+13% y/y), a very competitive rate despite macro context.

Royalties and other taxes averaged US$6.4/BOE in 2023 (-2% y/y), as a result of said decline in natural gas demand and lower hydrocarbon realization prices, partially offset by the growing crude oil output.

Lastly, it is worth noting that in 2023 the Company recorded a non-recurring impairment charge of US$2.3 billion: US$1.8 billion in 4Q23 from the revision of recoverable value of conventional mature fields on the back of a new disposal strategy and US$0.5 billion in 3Q23 in our natural gas assets due to lower long-term expected natural gas prices as a result of increased competition and potential oversupply in the domestic market in coming years.

Adjusted EBITDA totaled US$2.8 billion in 2023 (-9% y/y), driven by higher OPEX, lower local crude oil price and reduced natural gas demand, partially offset by growing oil production and new FX regime for exporters.

CAPEX totaled US$4.3 billion (+35% y/y), where 65% was allocated to drilling and workover activities, 29% to new facilities or the expansion of existing ones, and 6% to exploration and other upstream activities. 67% of total capex was deployed within the unconventional areas.

Drilling and workover activities showed a positive trend, completing a total of 318 new wells in our operated blocks: 161 horizontal shale (138 oil and 23 gas) and 157 conventional, reaching the highest number of horizontal shale wells completed in the last four years.

In terms of efficiencies within our shale operations, in 2023 the company continued setting new records on drilling and fracking performance, averaging 274 meters per day in drilling and over 200 stages per set per month on fracking, increasing by 9% and 6%, respectively vs. 2022. Moreover, in November 2023, we achieved the highest drilling speed for one slim-design well in Aguada del Chañar block, reaching 473 meters per day for a well of over 2,500 meters of horizontal length, which was fully drilled in 12 days. On the other hand, in November 2023, we successfully tested two dual-fuel engines in Bandurria Sur block for fracking pumps, replacing up to 60% of diesel consumption by natural gas, aiming at optimizing the use of flared gas as fuel.

Regarding our exploratory strategy, during 2023, the company was awarded with two new shale exploratory concessions in Palermo Aike and continued progressing in our off-shore strategy, expecting to drill the first ultra-deep-water exploratory well of Argentina by 2024.

Upstream Operating data Unaudited Figures	4Q22	3Q23	4Q23	Y/Y Δ	Q/Q Δ	2022	2023	Y/Y Δ
Net Production Breakdown

Crude Production (Kbbld)	231.8	236.9	255.1	10.0%	7.7%	226.0	242.9	7.4%

Conventional	143.5	142.0	143.1	-0.3%	0.8%	146.3	143.0	-2.2%
Shale	85.1	92.2	109.4	28.5%	18.6%	76.6	97.2	26.9%
Tight	3.1	2.7	2.5	-18.8%	-6.4%	3.1	2.7	-14.6%

NGL Production (Kbbld)	42.6	46.6	39.6	-7.0%	-15.1%	41.6	42.9	3.2%

Conventional	13.2	12.2	9.1	-31.0%	-25.1%	15.1	11.6	-23.3%
Shale	27.9	33.1	29.3	4.8%	-11.5%	25.2	30.1	19.6%
Tight	1.4	1.3	1.1	-17.0%	-13.1%	1.3	1.2	-5.5%

Gas Production (Mm3d)	35.7	37.5	34.4	-3.9%	-8.5%	37.5	36.2	-3.3%

Conventional	14.1	13.4	12.4	-12.6%	-7.6%	15.0	13.5	-10.0%
Shale	16.1	18.2	17.0	5.3%	-7.0%	16.0	17.2	7.8%
Tight	5.5	5.9	5.0	-8.4%	-15.0%	6.5	5.5	-15.4%

Total Production (Kboed)	499.2	519.7	510.7	2.3%	-1.7%	503.3	513.6	2.0%

Conventional	245.7	238.4	230.1	-6.4%	-3.5%	255.4	239.2	-6.3%
Shale	214.4	240.0	245.4	14.4%	2.2%	202.4	235.8	16.5%
Tight	39.0	41.2	35.3	-9.6%	-14.4%	45.4	38.6	-15.0%

Average realization prices
Crude Oil (USD/bbl)	66.7	60.7	59.3	-11.0%	-2.2%	64.6	62.5	-3.3%
Natural Gas (USD/MMBTU)	3.0	4.3	2.9	-2.5%	-31.5%	3.6	3.6	-0.9%

Crude oil production in 2023 increased 7% y/y, on the back of a solid growth of shale (+27%), while conventional dropped just 2%, as the natural decline of mature fields was mostly offset by tertiary production, which increased 38% y/y. 70% of total tertiary production came from Manantiales Behr block. In Q4, oil production recorded a sequential increase of almost 8%, on the back of stable conventional production and a new remarkable expansion of 19% on shale production.

Natural gas production in 2023 decreased 3% y/y, driven by a contraction in demand, affecting conventional, partially offset by 8% expansion in shale. NGL production grew 3% y/y, mainly due to the new facilities connected between Tratayén and our subsidiary Mega.

P1 RESERVES

2023	Crude oil and condensate (millions of barrels)	Natural gas liquids (millions of barrels)	Natural gas (billion of cubic feet)	Total (millions of barrels of oil equivalent)
Proved developed and undeveloped reserves:
Beginning of year	606	77	2,826	1,187
Revisions of previous estimates	(63)	5	(80)	(72)
Extensions, discoveries and improved recovery	92	8	257	145
Purchases and sales	—	—	—	—
Production for the year	(89)	(16)	(467)	(187)

End of year	546	74	2,536	1,072

Proved developed reserves:
Beginning of year	262	36	1,637	590

End of year	263	41	1,656	599

Proved undeveloped reserves:
Beginning of year	344	41	1,189	596

End of year	283	33	880	473

Proved reserves (P1) closed in 2023 at 1,072 Mboe (-10% y/y), mainly driven by a large decrease of 26% in conventional fields while shale remained almost flat.

The addition of proved (developed and undeveloped) hydrocarbon reserves reached 72 million barrels of oil equivalent mainly driven by the progressive developments of our unconventional operations and the effect of variations in oil and gas prices and costs. This result was achieved through the incorporation of 41 million barrels of liquids and 31 MBOE corresponding to gas reserves. Considering that reserves incorporated during the year were below 2023 total production (187 MBoe), the reserve replacement ratio (“RRR”) reached 0.4x (0.3x oil and 0.4x gas) with 5.7 years of reserve life. Shale reserves represented 71% of the total P1 reserves, averaging 8.8 years and RRR of 1.0x.

The following is a breakdown of the main variations of the addition of P1 reserves by basin:

•	Neuquina Basin: mainly unconventional additions from La Amarga Chica and Bandurria Sur blocks for oil and Aguada Pichana Oeste and La Calera for gas.

•	San Jorge Gulf Basin: incorporation of oil, primarily from Manantiales Behr block, aligned with the development of the tertiary recovery technics.

•	Cuyana Basin: mostly in Chachahuen Sur block.

4.2 DOWNSTREAM

As of 4Q23, the Company has decided to merge the Industrialization and Commercialization segments into a single Downstream segment. In addition, sales of natural gas were reallocated to the Gas and Power segment, restating comparative information corresponding to the period from 1Q22 to 3Q23. This reclassification is aligned with the new management structure and aims at simplifying the business reporting and maximizing synergies.

Downstream Financials Unaudited Figures, in US$ million	4Q22	3Q23	4Q23	Y/Y Δ	Q/Q Δ	2022	2023	Y/Y Δ
Diesel (third parties)	1,774	1,563	1,672	-5.8%	7.0%	6,780	6,493	-4.2%
Gasoline (third parties)	885	824	943	6.6%	14.4%	3,460	3,493	1.0%
Other domestic market	957	814	771	-19.4%	-5.3%	3,688	3,204	-13.1%
Export market	498	460	534	7.3%	16.2%	2,198	1,798	-18.2%

Revenues	4,113	3,661	3,920	-4.7%	7.1%	16,125	14,988	-7.1%

Depreciation & amortization	(154)	(141)	(143)	-7.0%	1.7%	(565)	(565)	0.1%
Refining & Logistic costs	(397)	(406)	(409)	3.0%	0.8%	(1,408)	(1,597)	13.4%
Fuels imports (third parties)	(307)	(214)	(588)	91.5%	174.1%	(1,477)	(1,303)	-11.8%
Crude oil purchases (intersegment + third parties)	(1,759)	(1,630)	(1,663)	-5.5%	2.0%	(6,619)	(6,832)	3.2%
Biofuel purchases (third parties)	(269)	(198)	(153)	-43.3%	-22.8%	(987)	(810)	-17.9%
Agro products purchases (third parties)	(142)	(194)	(73)	-48.8%	-62.5%	(1,222)	(634)	-48.1%
Stock variations	(298)	(265)	5	N/A	N/A	238	(148)	N/A
Other	(597)	(623)	(442)	-26.0%	-29.1%	(2,563)	(2,203)	-14.0%

Operating income / (loss) before impairment of assets	189	(10)	455	140.7%	N/A	1,523	896	-41.2%

Impairment of assets	—	—	—	N/A	N/A	—	—	N/A

Operating income / (loss)	189	(10)	455	140.7%	N/A	1,523	896	-41.2%

Depreciation & amortization	154	141	143	-7.0%	1.7%	565	565	0.1%

EBITDA	343	131	598	74.6%	358.2%	2,088	1,461	-30.0%

Leasing	(18)	(22)	(24)	33.1%	8.4%	(76)	(94)	24.6%

Adjusted EBITDA	325	109	575	76.9%	427.8%	2,012	1,367	-32.1%

Inventories price effect of oil products	(74)	(75)	40	N/A	N/A	226	(125)	N/A

Adjusted EBITDA excl. inventories price effect of oil products	399	184	535	34.1%	191.5%	1,786	1,491	-16.5%

CAPEX	347	321	324	-6.6%	0.9%	837	1,140	36.2%

Stock variations include price effects by (US$73) million in 4Q22, US$(71) million for 3Q23, US$37 million for 4Q23, US$247 million for 2022 and (US$164) million for 2023.

Revenues totaled almost US$15 billion in 2023 (-7% y/y), mainly due to a decline in local prices of fuels, other refined and petrochemical products, and fertilizers, in addition to lower exported volumes of grain and flours (affected by a severe drought recorded in Argentina during the first half of the year), partially offset by the resumption of Medanito crude oil exports to Chile and increased local demand of fuels, particularly gasoline.

Refining and logistics costs increased 13% y/y in 2023 mainly driven by higher costs of transportation, materials, and wages, primarily on the back of the evolution of local macro variables and increased demand and crude oil processed.

Fuel imports decreased by 12% y/y in 2023, on the back of lower international prices (-18% vs. 2022), partially offset by an increase of 8% in imported volumes. It is worth mentioning that in 4Q23 fuels imported volumes increased by 173% q/q in order to supply the record high local fuels demand and compensate the programmed stoppage of a topping unit at La Plata refinery. However, annual fuel imported volumes remained stable at ordinary levels, representing 11% of our local fuels demand.

Crude oil purchases (including intersegment) expanded by 3% y/y in 2023, mainly driven by a 6% increase in volumes (higher processing levels), partially offset by a 3% contraction in crude oil prices. Biofuel purchases decreased 18% y/y in 2023, driven by a 34% decrease in biodiesel, which was affected by local supply constraints, partly offset by a 1% increase in bioethanol on the back of higher purchased volumes.

Adjusted EBITDA, excluding inventories price effect of oil products, totaled US$1,491 million in 2023 (-17% y/y), mainly due to lower prices of fuels and other refined and petrochemical products, combined with cost pressures in an inflationary context, partially offset by higher processing levels, as well as the new FX regime that benefited refined and petrochemical exports. It is worth mentioning that Adjusted EBITDA in 4Q23 jumped significantly boosted by a strong recovery in local fuel prices, higher processing levels, the impact of FX devaluation on OPEX and positive non-recurring results, such as fuels tax refunds and new FX regime for exporters, partially offset by higher imports of fuels.

Adjusted EBITDA of the Refining & Marketing business, in unit terms, reached US$11.0/bbl in 2023 aligned with YPF’s historical R&M margins in recent years, but below the US$14.6/bbl reported in 2022.

CAPEX totaled US$1,140 million (+36% y/y): 60% refining, 20% midstream oil, 13% logistics and 7% others.

In our refineries, during 2023 CAPEX was allocated in the following main projects:

•

New fuel specifications project including the construction of a new diesel oil hydrotreatment unit at Luján de Cuyo refinery and a gasoline hydrotreatment plant and revamping of existing gasoline units at La Plata refinery, expected to be operational by Q2 of 2024 and Q4 of 2025, respectively.

•

Revamping of a topping unit at La Plata refinery, successfully completed by year-end and expected to increase total processing capacity of YPF by around 5%, with greater processing levels of shale oil.

•	Revamping of topping units at Luján de Cuyo and Plaza Huincul refineries.

In our midstream oil business unit, during 2023 the company continued with a steady progress in the main projects aimed at unlocking the evacuation capacity of the Neuquina basin:

•

Expansion of the existing system to the Atlantic: our subsidiary Oldelval added 20 Kbbl/d to the system, reaching a total evacuation capacity of 300 Kbbl/d. In addition, OTE continued with the construction of two new storage facilities of 50 Km3 each and the revamping of the export terminal at Puerto Rosales.

•

Evacuation to the Pacific: in May, the trans-andean pipeline of the OTA/OTC system was successfully put back in operation after 18 years of inactivity, allowing the company to resume structural Medanito oil exports. Moreover, in November, the Vaca Muerta North pipeline became operational. However, since shale oil to be exported to Chile is even lighter, the export growth through this new pipeline is expected to be gradual, likely to start increasing during 2024.

•

New Evacuation to the Atlantic: regarding the Vaca Muerta South project, we have achieved solid progress on the engineering process for the new pipeline and export terminal, obtaining the construction permits for the first tranche of 127 km that will connect Loma Campana to Allen, as well as the environmental permits for the full project. Also, we started the design competition process for the new pipeline and export terminal.

Downstream Operating data Unaudited Figures	4Q22	3Q23	4Q23	Y/Y Δ	Q/Q Δ	2022	2023	Y/Y Δ
Crude processed (Kbbld)	293.4	276.1	289.8	-1.2%	4.9%	285.5	294.4	3.1%
Refinery utilization (%)	89.4%	84.1%	88.3%	-110bps	416bps	87.0%	89.7%	273bps

Nominal capacity at 328.1 Kbbl/d since 1Q21.

Sales volume to third parties (YPF stand alone)

Sales of refined products (Km3)	4,912	4,936	5,152	4.9%	4.4%	19,243	19,751	2.6%

Total domestic market	4,431	4,581	4,675	5.5%	2.0%	17,719	18,085	2.1%
of which Gasoline	1,487	1,500	1,618	8.8%	7.9%	5,680	6,063	6.7%
of which Diesel	2,181	2,272	2,312	6.0%	1.7%	8,783	8,863	0.9%
Total export market	482	355	477	-1.0%	34.4%	1,524	1,666	9.3%

Sales of petrochemical products (Ktn)	116	151	126	9.0%	-16.2%	498	540	8.3%

Domestic market	95	86	57	-40.2%	-34.0%	396	296	-25.1%
Export market	21	65	70	234.0%	7.6%	103	243	137.1%

Sales of fertilizers, grain and flours (Ktn)	498	431	252	-49.5%	-41.5%	2,248	1,346	-40.1%

Domestic market	406	365	252	-38.1%	-31.0%	1,015	1,168	15.1%
Export market	92	66	0	N/A	N/A	1,232	178	-85.6%

Net average prices
Gasoline (USD/m3) (domestic mark et)	544	499	532	-2.2%	6.7%	557	523	-6.1%
Diesel (USD/m3) (domestic mark et)	770	640	683	-11.3%	6.6%	732	688	-5.9%
Petrochemical & others refined products (USD/bbl)	90	73	78	-13.5%	5.9%	96	78	-18.4%

Net Average domestic prices for gasoline and diesel are net of taxes, commissions, commercial bonuses and freights.

Crude oil processed stood at 294 Kbbl/d in 2023 (+3% y/y), recording a refinery utilization of 90%, on the back of the revamping of 2 topping units at the La Plata Refinery, completed at the beginning and end of year, which eliminated bottlenecks in the processing of light crude oil, combined with logistics operational optimization and better availability of crude oil. It is worth noting that in 2023 we achieved the highest crude oil processing level of the last 7 years and the highest production levels of gasoline and middle distillates (diesel and jet fuel) of the last 16 years.

Domestic fuels sales volumes, in 2023 recorded the highest level ever dispatched in every year, expanding by 3% y/y, with an average market share of 56.8%, slightly above the previous year (55.5%). It is noteworthy that in 4Q23 fuels demand continued growing, recording a year-on-year expansion of 9% and 6% for gasoline and diesel, respectively.

Petrochemicals volumes grew 8% in 2023, due to higher foreign demand, mainly led by methanol exports, partially offset by lower local demand.

Fertilizers, grain and flours sales volumes declined 40% y/y in 2023, as a result of the severe drought recorded in Argentina in the first half of 2023, partially offset by higher fertilizers demand in local market.

Net average fuels prices in the domestic market measured in dollar terms decreased by 6% y/y, as the local fuels adjustments remained below the devaluation of the local currency, particularly affected by the discrete devaluation that took place from mid-August to December. However, since November, the company adjusted prices at the pump several times, leading in Q4 to a sequential average increase of 6% in dollar terms, reducing the gap versus import parity down to 20%.

Prices for petrochemical & other refined products declined 18% y/y, aligned with a downward trend in international prices of petrochemical and certain refined products such as jet fuel and LPG.

4.3 GAS & POWER

GAS & POWER Unaudited Figures, in US$ million	4Q22	3Q23	4Q23	Y/Y Δ	Q/Q Δ	2022	2023	Y/Y Δ
Natural gas as producers (intersegment + third parties)	332	516	329	-1.0%	-36.3%	1,677	1,615	-3.7%
Natural gas retail (third parties)	93	171	(16)	N/A	N/A	551	388	-29.6%
Midstream Gas Revenues (intersegment + third parties)	55	48	44	-18.9%	-7.3%	210	194	-7.6%
Other	62	87	(39)	N/A	N/A	257	177	-31.2%

Revenues	542	822	318	-41.3%	-61.3%	2,695	2,374	-11.9%

Depreciation & amortization	(17)	(16)	(8)	-54.3%	-50.0%	(80)	(70)	-13.0%
Natural gas purchases (intersegment + third parties)	(391)	(640)	(317)	-18.9%	-50.5%	(2,026)	(1,899)	-6.2%
Midstream Gas purchases (intersegment)	(16)	(15)	(15)	-8.4%	-0.3%	(61)	(62)	1.3%
Operating cost & Other	(118)	(117)	(18)	-84.7%	-84.5%	(437)	(345)	-21.0%

Operating income before impairment of assets	(1)	34	(40)	3881.9%	N/A	90	(3)	N/A

Impairment of assets	—	—	—	N/A	N/A	—	—	N/A

Operating income	(1)	34	(40)	3881.9%	N/A	90	(3)	N/A

Depreciation & amortization	17	16	8	-54.3%	-50.0%	80	70	-13.0%

EBITDA	16	50	(32)	N/A	N/A	170	67	-60.7%

Leasing	(6)	(6)	(6)	-0.2%	-4.2%	(25)	(24)	-7.2%

Adjusted EBITDA	11	44	(38)	N/A	N/A	145	43	-70.1%

CAPEX	34	40	41	20.6%	2.5%	78	178	128.2%

Revenues totaled US$2,374 million (-12% y/y), mainly due to a 30% lower price in dollar terms in our subsidiary Metrogas (particularly affected by FX devaluation by year-end), slightly offset by a 1% rise in volume sold. Other sales in local currency and gas demand contraction as producer also impacted the drop in revenues.

Natural gas purchases decreased 6% y/y, in line with the decline of natural gas sales, while operating costs & other contracted 21% y/y, mainly led by said FX devaluation.

Adjusted EBITDA stood at US$43 million (-70% y/y), explained by the contraction of gas prices in dollar terms at our subsidiary Metrogas, and lower demand of natural gas as producer, partly offset by new FX regime for exporters.

CAPEX totaled US$178 million (+128% y/y), which continued focusing on the construction of new midstream gas facilities aiming at de-bottlenecking on the potential of the Vaca Muerta formation. In that sense, by the end of 2023 we achieved 93% progress in the revamping of the NGL facility “Tex Loma La Lata”, which first stage was put into operation in September 2023 and expected to be fully operational by April 2024, adding processing capacity of up to 6 Mm3/d of natural gas and 600 tons/d of NGL in the core hub blocks. In addition, we continued working on Rincón del Mangrullo gas pipeline expansion project, which reached 94% progress and is expected to be completed by the end of March 2024.

Additionally, during 2023 YPF and Petronas completed the feasibility study and the basic engineering of the first phase of LNG project. Also, in 2023, Mega launched the first stage of its liquid’s business expansion project in Bahía Blanca, to increase 20% the propane production capacity by 2025.

5. LIQUIDITY AND SOURCES OF CAPITAL

5.1 CASH FLOW SUMMARY

Summary Consolidated Cash Flow Unaudited Figures, in US$ million	4Q22	3Q23	4Q23	Y/Y Δ	Q/Q Δ	2022	2023	Y/Y Δ
Cash BoP	834	1,167	1,296	55.4%	11.1%	611	773	26.5%
Net cash flow from operating activities	1,331	1,399	1,708	28.3%	22.1%	5,693	5,913	3.9%
Net cash flow from investing activities	(1,130)	(1,321)	(1,563)	38.3%	18.3%	(4,016)	(5,332)	32.8%
Net cash flow from financing activities	(155)	158	(111)	-28.4%	N/A	(1,227)	278	N/A
FX adjustments & other	(107)	(107)	(207)	93.5%	93.5%	(288)	(509)	76.7%

Cash EoP	773	1,296	1,123	45.3%	-13.3%	773	1,123	45.3%

Investment in financial assets	319	182	264	-17.2%	45.1%	319	264	-17.2%

Cash + short-term investments EoP	1,092	1,478	1,387	27.0%	-6.2%	1,092	1,387	27.0%

FCF	(188)	(379)	(60)	-68.1%	-84.2%	755	(740)	N/A

FCF = Cash flow from Operations less capex (Investing activities), M&A (Investing activities), and interest and leasing payments (Financing activities).

Net cash flow from operations reached US$5,913 million in 2023 (+4% y/y), despite the contraction in Adjusted EBITDA and the payment of the Maxus settlement agreement (US$287 million), primarily due to higher dividends collections from our subsidiaries, as well as other positive working capital variations, such as the tax credits consumed along the year generated from an extraordinary income tax prepayment in 2022, the temporary deferred payment of imports of raw material and services, the postponement of employee social security contributions and export duties to 2024, according to the fuels price agreement implemented by the former Government in Q3, and the differential FX regime for exporters and external financing, in effect until December 2023, in addition to a negative non-cash inventory variation in 2023.

Net cash flow from investing activities was negative US$5,332 million in 2023 compared to negative US$4,016 million in 2022. This increase of 33% was primarily driven by our fully deployed CAPEX plan, almost 36% higher than investments of 2022.

Net cash flow from financing activities amounted to positive US$278 million in 2023, against a negative US$1,227 million in the previous year, as the Company continued progressing on its financial plan by securing both local and cross-border trade-related loans and by tapping the local capital markets.

As a result, the free cash flow for the period was negative by U$740 million, as the continued deployment of our ambitious capex plan, together with our regular interest payments and other expenses were not fully compensated by the cash flow from operations.

In terms of liquidity, our cash and short-term investments stood at US$1,387 million by the end of 2023, increasing 27% vs. 2022. We have continued an active cash management strategy to minimize FX exposure, recording non-FX exposure in 4Q23, down from 8% in 4Q22 and 2% in 3Q23.

5.2 NET DEBT

Net debt breakdown Unaudited Figures, in US$ million	4Q22	3Q23	4Q23	Q/Q Δ
Short-term debt	1,140	1,546	1,508	-2.5%
Long-term debt	5,948	6,607	6,682	1.1%

Total debt	7,088	8,153	8,190	0.5%

Avg. Interest rate for AR$-debt	69.8%	109.2%	104.8%
Avg. Interest rate for US$-debt	7.9%	6.2%	6.5%
% of debt in AR$	3.0%	2.5%	1.7%

Cash + short term investments	1,092	1,478	1,387	-6.2%

% of liquidity dollarized	91.6%	98.0%	103.0%

Net debt	5,996	6,675	6,803	1.9%

Average interest rates for AR$ and US$ debt refer to YPF on a stand-alone basis.

As of December 31, 2023, YPF’s consolidated net debt totaled US$6,803 million, increasing by US$128 million q/q and US$807 million y/y. Despite higher net debt compared to the previous quarter, the Company managed to maintain net leverage ratio around 1.7x.

In terms of financing, the Company completed its financial plan of the year by refinancing all of its trade financing facilities that matured during 4Q23, and also by tapping the local capital market by issuing a dollar-linked 3-year bond at 0% for US$128 million, with a price of US$135.3 per US$100 of nominal value, implying a strongly negative yield to maturity.

Regarding our maturity profile, the company face debt maturities in 2024 for US$1,338 million, mainly concentrated in international bonds, including the final amortization of the 2024 Notes for US$346 million and short-term trade facilities for over US$500 million.

On January 10, 2024, the company returned to the international capital market, by issuing an export-secured bond for a nominal value of US$800 million dollars. The new bond has a fixed rate of 9.50%, maturing in July 2031 and amortizing in 10 semiannual installments since July 2026. Simultaneously, it was launched a cash tender offer for the 2024 Notes, which resulted in prepayment of near 40% of the outstanding amount.

The following chart shows our consolidated principal debt maturity profile as of December 2023:

6. TABLES

6.1 CONSOLIDATED BALANCE SHEET

Consolidated Balance Sheet	In US$ million
Unaudited Figures	31-Dec-22	31-Dec-23
Non-current Assets
Intangible assets	384	367
Properties, plant and equipment	17,510	17,712
Assets for leasing	541	631
Investments in companies and joint ventures	1,905	1,676
Deferred tax assets, net	17	18
Other receivables	205	158
Trade receivables	6	31
Investment in financial assets	201	8

Total Non-current Assets	20,769	20,601

Current Assets
Inventories	1,738	1,683
Contract assets	1	10
Other receivables	808	381
Trade receivables	1,504	973
Investment in financial assets	319	264
Cash and cash equivalents	773	1,123

Total Current Assets	5,143	4,434

Total Assets	25,912	25,035

Total Shareholders´ Equity	10,552	9,051

Non-current Liabilities
Provisions	2,571	2,660
Deferred tax liabilities, net	1,733	1,242
Contract liabilities	0	34
Income tax payable	26	4
Other taxes payable	1	0
Salaries and social security	1	0
Liabilities from leasing	272	325
Loans	5,948	6,682
Other liabilities	19	112
Accounts payable	6	5

Total non-current Liabilities	10,577	11,064

Current Liabilities
Provisions	199	181
Contract liabilities	77	69
Income tax payable	27	31
Other taxes payable	173	139
Salaries and social security	297	210
Liabilities from leasing	294	341
Loans	1,140	1,508
Other liabilities	12	122
Accounts payable	2,564	2,319

Total Current Liabilities	4,783	4,920

Total Liabilities	15,360	15,984

Total Liabilities and Shareholders’ Equity	25,912	25,035

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

6.2 CONSOLIDATED INCOME STATEMENT

Income Statement Unaudited Figures, in US$ million	4Q22	3Q23	4Q23	Y/Y Δ	Q/Q Δ	2022	2023	Y/Y Δ
Revenues	4,645	4,504	4,194	-9.7%	-6.9%	18,757	17,311	-7.7%

Costs	(3,701)	(3,689)	(3,356)	-9.3%	-9.0%	(13,684)	(13,853)	1.2%

Gross profit	944	815	838	-11.2%	2.8%	5,073	3,458	-31.8%

Selling expenses	(452)	(483)	(419)	-7.3%	-13.3%	(1,896)	(1,804)	-4.9%
Administrative expenses	(198)	(194)	(187)	-5.6%	-3.6%	(657)	(705)	7.3%
Exploration expenses	(23)	(16)	(19)	-17.4%	18.8%	(65)	(61)	-6.2%
Impairment of property, plant and equipment and intangible assets	(25)	(506)	(1,782)	7028.0%	252.2%	(123)	(2,288)	1760.2%
Other operating results, net	196	(3)	152	-22.4%	N/A	150	152	1.3%

Operating income	442	(387)	(1,417)	N/A	266.1%	2,482	(1,248)	N/A

Income of interests in companies and joint ventures	58	44	(133)	N/A	N/A	446	94	-78.9%
Financial Income	804	1,042	2,054	155.5%	97.1%	2,188	4,489	105.2%
Financial Cost	(773)	(930)	(1,497)	93.7%	61.0%	(2,315)	(3,979)	71.9%
Other financial results	89	94	(8)	N/A	N/A	255	387	51.8%
Financial results, net	120	206	549	357.5%	166.5%	128	897	600.8%

Net profit before income tax	620	(137)	(1,001)	N/A	630.7%	3,056	(257)	N/A

Income tax	(156)	—	(860)	451.3%	N/A	(822)	(1,020)	24.1%

Net profit for the period	464	(137)	(1,861)	N/A	1258.4%	2,234	(1,277)	N/A

Net profit for shareholders of the parent company	465	(128)	(1,860)	N/A	1353.1%	2,228	(1,312)	N/A
Net profits for non-controlling interest	(1)	(9)	(1)	0.0%	-88.9%	6	35	483.3%
Earnings per share attributable to shareholders of the parent company (basic and diluted)	1.19	(0.33)	(4.75)	N/A	1339.4%	5.67	(3.35)	N/A

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

7. ABOUT YPF

YPF is the largest energy company in Argentina, fully integrated in the oil and gas value chain. Our main businesses are: (i) in the upstream, we produce roughly 35% and 30% of the country’s crude oil and natural gas, respectively; (ii) in the downstream, we operate 3 refineries representing approximately 50% of Argentina’s refining capacity and lead the local diesel and gasoline sales with a market share of more than 55%; and (iii) in gas and power, Metrogas, our subsidiary, distributes around 25% of the country’s natural gas, while YPF Luz, our affiliate, is the third largest power generation company in Argentina. The Government is the controlling shareholder with a 51% stake, and YPF is listed in the NYSE and ByMA.

8. DISCLAIMER

Additional information about YPF S.A., a sociedad anónima organized under the laws of Argentina (the “Company” or “YPF”) can be found in the “Investors” section on the website at www.ypf.com.

This document does not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission (“SEC”), the Comisión Nacional de Valores (Argentine National Securities and Exchange Commission, or “CNV”) or an exemption from such registrations.

No reliance may be placed for any purpose whatsoever on the information contained in this document or on its completeness. Certain information contained in this document may have been obtained from published sources, which may not have been independently verified or audited. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the Act, “Affiliates”), members, directors, officers or employees or any other person (the “Related Parties”) as to the accuracy, completeness or fairness of the information or opinions contained in this document or any other material discussed verbally, and any reliance you place on them will be at your sole risk. Any opinions presented herein are based on general information gathered at the time of writing and are subject to change without notice. In addition, no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) is or will be acceptSed by the Company or any of its Related Parties in relation to such information or opinions or any other matter in connection with this document or its contents or otherwise arising in connection therewith.

This document may also include certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this document are provided as at the date of this document and are subject to verification, completion and change without notice.

This document includes “forward-looking statements” concerning the future. The words such as “believes,” “thinks,” “forecasts,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance or similar estimation about the future or future results, performance or achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.

Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this document. Further information concerning risks and uncertainties associated with these forward-looking statements and YPF’s business can be found in YPF’s public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Argentine National Securities and Exchange Commission (www.argentina.gob.ar/cnv).

You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This document is not intended to constitute and should not be construed as investment advice.

The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 6, 2024	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer